STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

To the Shareholders of
Starfield Resources Inc.

These interim financial statements, comprised of the balance sheet as at August 31, 2005 and the statements of loss and deficit as well as changes in cash flows for the second quarter ended August 31, 2005, have been compiled by management. These interim financial statements, along with the accompanying notes have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

Vancouver, B.C., Canada
October 27, 2005	Management

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

AUGUST 31, 2005

(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	(Unaudited)	(Audited)
	August 31	February 29
	2005	2005
	$	$
ASSETS

CURRENT ASSETS
Cash	221,765	1,329,164
Accounts receivable	277,291	113,707
Refundable deposits	42,866	42,866
Prepaid expenses and deposits	49,489	8,489
	591,411	1,494,226
MINERAL PROPERTIES (Note 3)	41,409,730	34,051,441
EQUIPMENT (Note 4)	122,402	143,797
	42,123,543	35,689,464

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	2,101,294	654,306
Loans payable (Note 5)	374,000	-
	2,475,294	654,306
SUBSCRIPTIONS PAYABLE	566,113	-
FUTURE INCOME TAXES	180,376	180,376
	3,221,783	1,461,380

SHAREHOLDERS? EQUITY

SHARE CAPITAL (Note 6)	48,435,885	43,249,352
CONTRIBUTED SURPLUS	704,753	795,323
DEFICIT	(10,238,878)	(9,189,893)
	38,901,760	34,854,782
	42,123,543	35,689,464

APPROVED BY THE DIRECTORS:

               "Glen Indra"
Glen Indra, Director

          "Glen Macdonald"
Glen Macdonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2005	2004	2005	2004
	August 31, 2005	$	$	$	$

EXPENSES

Travel and conferences	2,211,177	178,106	93,604	449,494	220,691
Consulting fees	1,588,039	64,370	117,503	109,670	137,426
Rent and office services	1,311,307	73,900	75,626	134,798	165,901
Accounting and legal	960,245	83,464	78,588	109,999	162,410
Stock-based compensation	796,063	-	126,665	-	126,665
Advertising and promotion	698,737	31,522	50,642	62,891	62,417
Transfer and regulatory fees	484,765	24,340	(6,645)	36,678	36,584
Investor relations	422,882	15,098	53,328	27,898	104,403
Office	389,184	24,591	8,131	37,711	17,474
Computer	383,167	8,456	9,584	12,114	28,439
Management fees	361,000	24,000	12,000	51,000	24,000
Interest and bank charges	285,268	363	2,023	786	24,391
Telephone	124,230	4,418	4,053	6,502	8,479
Office equipment rent	73,545	7,067	6,568	16,034	11,564
Amortization	54,037	1,103	1,021	2,206	2,043
Interest on capital leases	29,294	-	-	-	-
Business and property evaluations	28,353	-	-	-	-
Loss on disposition of equipment	5,096	-	-	-	-
Write-off of ABE mineral claims	271,010	-	-	-	-
Large corporate capital tax	35,186	-	-	-	-
Interest income	(35,633)	(2,796)	(7,813)	(8,796)	(7,813)
LOSS BEFORE INCOME TAXES	10,476,952	538,002	624,878	1,048,985	1,125,074
Future income tax recovery	(238,074)
LOSS	10,238,878	538,002	624,878	1,048,985	1,125,074
DEFICIT – BEGINNING	-	9,700,876	7,768,189	9,189,893	7,267,993

DEFICIT – ENDING	10,238,878	10,238,878	8,393,067	10,238,878	8,393,067

LOSS PER SHARE		0.0040	0.0057	0.0080	0.0113

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited - Prepared by Management)
(Exploration Stage Company)
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2005	2004	2005	2004
OPERATING ACTIVITIES	August 31, 2005	$	$	$	$
Loss	(10,238,878)	(538,002)	(624,878)	(1,048,985)	(1,125,074)
Add non-cash items:
Future income tax recovery	(238,074)	-	-	-	-
Stock-based compensation	796,063	-	126,665	-	126,665
Amortization of computers and office equipment	54,037	1,103	1,021	2,206	2,043
Loss on disposition of equipment	5,096	-	-	-	-
Write-off of ABE mineral claims	271,010	-	-	-	-
	(9,350,746)	(536,899)	(497,192)	(1,046,779)	(996,366)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(277,291)	(12,649)	(110,274)	(163,584)	(186,238)
Share subscriptions payable	566,113	566,113	-	566,113	-
Share subscriptions receivable	-	-	1,690,000	-	-
Refundable deposits	(42,866)	-	-	-	-
Prepaid expenses	(49,489)	(31,000)	-	(41,000)	147,769
Accounts payable and accrued liabilities	2,101,294	1,057,382	723,792	1,446,988	645,343
	(7,052,985)	1,042,947	1,806,326	761,738	(389,492)
INVESTING ACTIVITIES
Mineral properties	(39,980,741)	(4,208,496)	(3,610,871)	(7,358,290)	(5,383,296)
Acquisition of computers and office equipment	(5,737)	-	-	-	-
Acquisition of exploration equipment	(172,518)	-	-	-	(150,500)
Amortization of exploration equipment	41,765	9,595	5,644	19,190	11,288
	(40,117,231)	(4,198,901)	(3,605,227)	(7,339,100)	(5,522,508)
FINANCING ACTIVITIES
Loans payable	374,000	374,000	-	374,000	(904,000)
Repayment of capital lease liability	(45,044)	-	-	-	-
Issuance of common shares, units and warrants net of issue costs	47,063,025	1,777,875	88,000	5,095,963	7,681,018
	47,391,981	2,151,875	88,000	5,469,963	6,777,018
INCREASE IN CASH	221,765	(1,004,079)	(1,710,901)	(1,107,399)	865,018
CASH – beginning	-	1,225,844	3,215,756	1,329,164	639,837
CASH – ending	221,765	221,765	1,504,855	221,765	1,504,855
Notes to statement of cash flows:
1) Interest and income taxes paid
Interest paid	307,517	363	2,023	768	24,391
2) Non-cash operating, financing and investing activities:
Issuance of common shares for finder fees	646,150	-	-	-	600,000
Share capital from contributed surplus for exercise of options	91,310	940	-	90,570	-

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited - Prepared by Management)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company is incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory as an extra-territorial corporation on March 18, 2003 and its activity is engaged in the exploration of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its exploration activities comply in all material respects with all applicable laws and regulations.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

	c)	Restricted cash

Since 1999, the Company has raised a total of $13,210,994 in proceeds from the private placement of flow- through shares. These proceeds were used only on exploration of Canadian mineral properties. There was no restricted cash as at August 31, 2005 since all proceeds were already used on mineral property exploration.

…/2

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. These tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

In March 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract No. 146 “Flow-through Shares” relating to the recording of flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares renounced after March 19, 2004 and now records future income tax liabilities resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors.

	e)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties. There are no proven reserves on the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

	f)	Equipment and Amortization

Equipment is recorded at cost with amortization providing a diminishing balance as follows:

Exploration equipment 30%
Computers 30%
Office equipment 20%

In the year of acquisition only one-half of the normal rates are applied. Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

... /3

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	g)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

	h)	Loss Per Share

Loss per share is determined using the treasury stock method, and is based on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	i)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model. The Company recognized all the compensation expenses at the time the options are granted, since the options are immediately vested.

	j)	Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

... /4

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	MINERAL PROPERTIES

	August 31	February 28
	2005 $	2005 $
Ferguson Lake claims (1)
• Property acquisition deposit	75,000	75,000
• Treasury shares issued	1,700,000	1,700,000
• Annual advance royalty	175,000	175,000
• Exploration work (3)	37,655,350	31,769,921
	39,605,350	33,719,921
Ferguson Lake Regional claims (4)
Property acquisition costs	208,507	-
Exploration expenses	1,264,353	-
	1,472,860	-
Starfield / Wyn Ferguson Lake project (2)
• Annual advance royalty	20,000	20,000
• Exploration work (5)	311,520	311,520
	331,520	331,520
Total mineral properties costs	41,409,730	34,051,441

(1)	Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”). Hunter is the recorded and/or beneficial owner of an undivided 100% interest in and to five separate claims located in the Ferguson Lake area, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four years on exploration and development on the property and the payment of advance royalty payments.

In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in the 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000, one-half of the total commitment, in expenditure over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay advance royalties of $15,000 (due from July 1, 2004) and $10,000 on July 1, 2005. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath-1-5 claims, staked under an area of mutual agreement. The new properties are held on a 50-50 basis. The exploration expenditures required to be made are as follows:

.../5

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	MINERAL PROPERTIES (continued)

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	137,715	275,000	275,000
2005	300,000	50,133	300,000	36,520
TOTAL	500,000	250,133	575,000	311,520
TOTAL TO DATE	500,000	250,133	575,000	311,520

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will have the right to purchase 50% of Wyn’s right to buy back 1% of the NSR for the sum of $500,000 and also will have the right to purchase 50% of Wyn’s right to buy back 1% of the Gross Over- Riding Return for the sum of $500,000.

(3)	Ferguson Lake Deferred Exploration Expense breakdown:

	August 31	February 28
	2005 $	2005 $

Balance – beginning	31,769,921	22,451,058
• Personnel	1,427,166	2,285,812
• Air support including helicopter moves	1,351,701	2,856,755
• Diamond drilling	1,296,996	2,282,539
• Camp support costs including fuel requirements	1,429,527	1,199,717
• Analytical and geophysical services	356,351	615,020
• Mobilization and demobilization	23,688	79,020
	5,885,429	9,318,863
Balance – ending	37,655,350	31,769,921

(4)	Ferguson Lake Regional Claims and Deferred Exploration Expenses breakdown:

The Ferguson Lake Regional Claims are recently staked claims contiguous with the Original Claim Group of 29 claims. These claims are owned 100% by the Company.

	August 31	February 28
	2005 $	2005 $

Balance – beginning	-	-

• Analytical and geophysical services	1,264,353	-
	1,264,353	-
Balance – ending	1,264,353	-

... /6

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

Note 3	MINERAL PROPERTIES (continued)

	(5)	Starfield / Wyn Ferguson Lake Project Deferred Exploration Expense breakdown:

	August 31	February 28
	2005 $	2005 $

Balance – beginning	311,520	-
• Personnel	-	92,621
• Air support including helicopter moves	-	72,282
• Diamond drilling	-	67,250
• Camp support costs including fuel requirements	-	26,093
• Analytical and geophysical services	-	44,598
• Mobilization and demobilization	-	8,676
	-	311,520
Balance – ending	311,520	311,520

Note 4	EQUIPMENT

		August 31		February 28
		2005		2005

	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Exploration equipment	150,500	41,765	108,735	127,925
Computers	42,458	31,942	10,516	12,371
Office equipment	9,461	6,310	3,151	3,501
	202,419	80,017	122,402	143,797

Note 5	LOANS PAYABLE

The Company has obtained short-term loans to finance portions of its operations.

	August 31, 2005	February 28, 2005
	$	$
Loans payable	374,000	-

... /7

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 6	SHARE CAPITAL

	August 31	February 28
	2005 $	2005 $
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
136,467,551 Common shares
(February 28, 2005 – 123,584,856)	48,854,335	43,667,802
Less: Flow-through tax benefits renounced
future income tax recovery (Note 2d)	(418,450)	(418,450)
	48,435,885	43,249,352

Subsequent to the year ended February 28, 2005, issued share capital increased as follows:

	Common Shares		Private Placement Units		Total
	#	$	#	$	$

February 28, 2005	123,584,856	43,667,802	-	-	43,667,802

Subscribed for cash
• Private placement flow-through shares – net	2,000,000	1,001,000			1,001,000
– Exercise of share purchase options	425,000	176,500	-	-	176,500
– Exercise of share purchase warrants	10,457,695	3,918,463	-	-	3,918,463
	12,882,695	5,095,963	-	-	5,095,963
Total before non-cash transactions	136,467,551	48,763,765	-	-	48,763,765

Non-cash transactions
• Reclassify part of contributed surplus due to
exercise of stock options	-	90,570	-	-	90,570
	-	90,570	-	-	90,570
August 31, 2005
	136,467,551	48,854,335	-	-	48,854,335

... /8

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 6	SHARE CAPITAL (continued)

	a)	Options

The Company has a fixed share purchase option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Share purchase options outstanding:

Date of Grant	Price	Balance Feb 28,2005	Granted	Exercised	Expired / Cancelled	Balance Aug 31,2005	Expiration date

Apr 10, 2000	$0.50	65,000	-	65,000	-	-	Apr 10, 2005
May 4, 2001	$0.50	562,000	-	-	-	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	150,000	-	450,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009
Aug 27, 2004	$0.40	2,695,000	-	200,000	-	2,495,000	Aug 27, 2009
Jan 24, 2005	$0.40	1,320,000	-	10,000	-	1,310,000	Jan 31, 2010

Totals		12,097,000	-	425,000	-	11,672,000

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb 28, 2005	Granted	Exercised	Expired	Balance Aug 31 2005	Expiration date

June 18, 2003	$0.45	5,209,885	-	5,178,945	30,940	-	Mar 19, 2005
Oct 15, 2003	$0.25	3,975,000	-	2,397,500	-	1,577,500	Nov 07, 2005
Nov 28, 2003	$0.25	6,178,250	-	1,926,250	-	4,252,000	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	330,000	-	1,147,430	Jan 21, 2006
Mar 1, 2004	$0.60	20,249,703	-	625,000	-	19,624,703	Mar 12, 2006
Oct 18, 2004	$0.75	2,611,100	-	-	-	2,611,100	Nov 29, 2006
Oct 18, 2004	$0.75	1,376,519	-	-	-	1,376,519	Dec 2, 2006

Totals		41,077,887	-	10,457, 695	30,940	30,589,252

.../9

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 6	SHARE CAPITAL (continued)

	c)	Stock based compensation plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model. The total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted by the Company are immediately exercisable, the related compensation cost is recognized in the income statement, and the offsetting entry is to shareholders’ equity as contributed surplus.

Since January 1, 2002, the Company has granted 10,935,000 share purchase options of which 10,325,000 are outstanding at August 31, 2005 as follows:

Date of Grant	Price	Balance Feb 28 2005	Granted	Exercised	Balance Aug 31 2005	Expiration date	Stock-based Compensation Calculated	Sub-total For each year

Mar 8 2002	$0.40	600,000	-	150,000	450,000	Mar 8, 2007	$430,400
Mar 8 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18 2003	$0.25	2,730,000	-	-	2,730,000	Nov 18, 2008	$41,144
Jan 7 2004	$0.25	550,000	-	-	550,000	Jan 7, 2009	$8,140	$49,284

Aug 27 2004	$0.40	2,695,000	-	200,000	2,495,000	Aug 27, 2009	$126,665
Jan 24, 2005	$0.40	1,320,000	-	10,000	1,310,000	Jan 31, 2010	$62,040	$188,705

Totals		10,685,000	-	360,000	10,325,000		$796,063

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2 to 3%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	42.82%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

.../10

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 6	SHARE CAPITAL (continued)

	d)	Contributed Surplus

	August 31	February 28,
	2005 $	2005 $
Balance – beginning	795,323	606,618
• Stock options – granted and vested	-	188,705
• Stock options – exercised	(90,570)	-
	(90,570)	188,705
Balance – ending	704,753	795,323

	e)	Flow-through Shares

During the quarter 2,000,000 flow-through shares were issued by the Company.

Note 7	RELATED PARTY TRANSACTIONS

Subsequent to the year ended February 28, 2005, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	August 31	Feb 28
	2005 $	2005 $

Management fees	51,000	52,000
Consulting fees	21,000	15,000

Note 8	EXPLORATION EXPENDITURES AND ACCUMULATED LOSSES

Under the Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of August 31, 2005, the Company has Cumulative Canadian Exploration expenses (CCEE) of $23,094,280 (February 28, 2005 - $20,203,886) and Cumulative Canadian Development expenses (CCDE) of $2,010,000 (February 28, 2005 - $2,010,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $9,101,184 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

$
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
2015	2,785,412
9,101,184

.../11

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 9	LEASE OBLIGATIONS

a)
The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $42,104 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	21,052
- 2007	42,104
- 2008	21,052

b)
The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	21,336
- 2007	42,672
- 2008	3,556

c)
The Company rents its office copier under a 48-month operating lease expiring February 2006 and a colour copier under a 60 month operating lease expiring April 2009 with total annual lease payments of $18,732. The minimum obligation under this lease over the next five years is as follows:

$
Fiscal Year
- 2006	9,366
- 2007	7,680
- 2008	7,680
- 2009	7,680
- 2010	1,280

d)
The Company leases a Caterpillar model 287 Multi Terrain Loader under a 12-month lease expiring March 18, 2006 with monthly lease payments of $5,271.79 and a $1 buyout on the expiry date. The minimum obligation under this lease is as follows:

$
Fiscal Year
- 2006	31,631

Note 10	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

.../12

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 11	SUBSEQUENT EVENTS

a)
On September 23, 2005 the Company closed a private placement that was announced on August 25, 2005 in the amount of $566,500 consisting of 1,030,000 flow-through common shares priced at $0.55 per share.

	b)	In September, 2005, the Company received $64,250 pursuant to the exercise of 257,000 December 30, 2005 share purchase warrants.

	c)	In September, 2005, the Company received $80,000 pursuant to the exercise of 200,000 February 14, 2008 share purchase options.

d)
On October 25, 2005 the Company announced a private placement in the aggregate amount of $5,900,000 consisting of 6,000,000 flow-through shares priced at $0.45 per share and 8,000,000 non flow-through units priced at $0.40 per unit.

Note 12	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

.../13

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

Note 12	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

	e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. There are no shares in escrow.

	f)	The following summarizes the balance sheet items with material variations under US GAAP:

	August 31	February 28
	2005 $	2005 $
Mineral property	-	-
Share capital	51,947,259	46,760,726
Additional paid-in capital	759,844	850,414
Deficit	(55,034,698)	(46,627,423)

g)	The following table summarizes the effect on net loss after considering the US GAAP adjustments:

		Year-to-date
	April 22 1994
	(Inception) to	August 31	August 31
	Aug 31 2005	2005 $	2004 $

Loss under CDN GAAP	(10,238,878)	(1,048,985)	(1,125,074)

US GAAP material adjustments:
• Write-off of mineral property expenditures	(39,709,731)	(7,358,290)	(5,383,296)
• Share for mineral property	(1,700,000)	-	-
• Future income tax expense	180,376	-	-
• Future income tax recovery	(418,450)	-	-
• Compensation expense:
- Management services	(45,500)	-	-
- escrow share release	(3,092,924)	-	-
• Interest expense on related party debt	(9,591)	-	-
Net Loss under US GAAP	(55,034,698)	(8,407,275)	(6,508,370)
Loss per share under US GAAP		0.0639	0.0655
Weighted average number of shares under US GAAP		131,551,040	99,421,739

.../14

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2005
(Unaudited – Prepared by Management)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

NOTE 12	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total
	Capital	paid-in	Deficit	Shareholders’
	$	Capital	$	equity
		$		(Deficiency)
				$

Balance – February 28, 2005	46,760,726	850,414	(46,627,423)	983,717

Share capital issued under CDN GAAP	5,095,963	-	-	5,095,963
Reduction in additional paid-in capital due to
exercise of stock options under CDN GAAP	90,750	(90,570)	-	-
Loss under CDN GAAP	-	-	(1,048,985)	(1,048,985)
US GAAP material adjustments:
• Mineral property write-off	-	-	(7,358,290)	(7,358,290)
•
Balance – August 31, 2005	51,947,259	759,844	(55,034,698)	(2,327,595)